Exhibit 99.1

BEZEQ THE ISRAEL TELECOMMUNICATION CORP. LIMITED

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
JUNE 30, 2010
(UNAUDITED)

The information contained in these financial statements constitutes a translation of the financial statements published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.

Bezeq The Israel Telecommunication Corp. Limited

Condensed Consolidated Interim Financial Statements as at June 30, 2010 (unaudited)

Somekh Chaikin	Telephone	972 2 531 2000
8 Hartum Street, Har Hotzvim	Fax	972 2 531 2044
PO Box 212, Jerusalem 91001	Internet	www.kpmg.co.il
Israel

Review Report to the Shareholders of
“Bezeq” The Israel Telecommunication Corp. Limited

Introduction
We have reviewed the accompanying financial information of Bezeq The Israel Telecommunication Corporation Ltd. and its subsidiaries (“the Group"), comprising of the condensed consolidated interim statement of financial position as of June 30, 2010 and the related condensed consolidated interim statements of income, comprehensive income, changes in equity and cash flows for the six and three month periods then ended. The Board of Directors and Management are responsible for the preparation and presentation of this interim financial information in accordance with IAS 34 - “Interim Financial Reporting”, and are also responsible for the preparation of financial information for this interim period in accordance with Section D of the Securities Regulations (Periodic and Immediate Reports) 1970. Our responsibility is to express a conclusion on this interim financial information based on our review.

Review scope
We conducted our review in accordance with Standard on Review Engagements 1, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” of the Institute of Certified Public Accountants in Israel. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with accepted accounting principles in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the accompanying financial information was not prepared, in all material respects, in accordance with IAS 34.

In addition to that mentioned in the previous paragraph, based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information does not comply, in all material respects, with the disclosure requirements of Section D of the Securities Regulations (Periodic and Immediate Reports),1970.

Without qualifying our above conclusion, we draw attention to the claims made against the Group of which the exposure cannot yet be assessed or calculated, as described in Note 6.

Sincerely,

Somekh Chaikin
Certified Public Accountants

August 2, 2010

Condensed Consolidated Interim Statements of Financial Position

	June 30, 2010	June 30, 2009		December 31, 2009
	(Unaudited)	(Unaudited)		(Audited)
	NIS millions	NIS millions		NIS millions

Assets

Cash and cash equivalents	195	765		580
Investments, including derivatives	47	120		154
Trade receivables	2,678	2,458		2,491
Other receivables	266	193		171
Inventory	169	192		263
Current tax assets	-	2		-
Assets held for sale	38	64		40

Total current assets	3,393	3,794		3,699

Investments, including derivatives	138	156		130
Trade and other receivables	940	733		887
Broadcasting rights, net of rights exercised	-	317		-
Property, plant and equipment	5,513	6,174	*	5,428	*
Intangible assets	2,058	2,678		1,885
Deferred and other expenses	308	276	*	301	*
Investments in equity-accounted investees (mainly loans)	1,136	31		1,219
Deferred tax assets	334	461		392

Total non-current assets	10,427	10,826		10,242

Total assets	13,820	14,620		13,941

Bezeq The Israel Telecommunication Corp. Limited

	June 30, 2010	June 30, 2009	December 31, 2009
	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions

Liabilities

Debentures, loans and borrowings	1,182	1,046	862
Trade payables	988	1,438	1,091
Other payables, including derivatives	652	769	697
Current tax liabilities	195	120	118
Deferred income	33	59	36
Provisions	371	368	380
Employee benefits	454	352	505

Total current liabilities	3,875	4,152	3,689

Debentures	1,995	3,382	2,716
Bank loans	2,052	1,321	558
Loans from institutions	-	168	-
Loans from non-controlling interests in a subsidiary	-	487	-
Employee benefits	295	270	294
Deferred income and others	5	17	5
Provisions	73	66	71
Deferred tax liabilities	76	62	70

Total non-current liabilities	4,496	5,773	3,714

Total liabilities	8,371	9,925	7,403

Equity
Total equity attributable to Company shareholders	5,400	5,198	6,544
Non-controlling interests	49	(503)	(6)

Total equity	5,449	4,695	6,538

Total equity and liabilities	13,820	14,620	13,941

Shlomo Rodav	Avi Gabbay	Alan Gelman
Chairman of the Board	CEO	Deputy CEO and CFO

Date of approval of the financial statements: August 2, 2010

*  Retrospective application by restatement, see Note 3

The attached notes are an integral part of the condensed consolidated interim financial statements.

Bezeq The Israel Telecommunication Corp. Limited

Condensed Consolidated Interim Statements of Income

	Six months ended		Three months ended		Year ended
	June 30		June 30		December 31
	2010	2009	2010	2009	2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions

Continuing operations Revenue (Note 9)	5,896	5,663	2,981	2,872	11,519

Costs and expenses
Depreciation and amortization	691	748	348	377	1,485
Salaries	994	989	489	484	1,990
Operating and general expenses (Note 10)	2,442	2,325	1,224	1,189	4,871
Other operating expenses (income), net	(95)	(16)	(70)	4	201

	4,032	4,046	1,991	2,054	8,547

Operating profit	1,864	1,617	990	818	2,972

Finance income (expenses)
Finance income	124	192	66	110	429
Finance expenses	(137)	(163)	(101)	(111)	(398)

Finance income (expenses), net	(13)	29	(35)	(1)	31

Profit after finance income (expenses), net	1,851	1,646	955	817	3,003
Share in profits (losses) of equity-accounted investees	(109)	4	(86)	2	(34)

Profit before income tax	1,742	1,650	869	819	2,969
Income tax	462	443	231	222	807

Profit for the period from continuing operations	1,280	1,207	638	597	2,162

Discontinued operations
Profit (loss) for the period from discontinued operations	-	(96)	-	(95)	1,379

Profit for the period	1,280	1,111	638	502	3,541

The attached notes are an integral part of the condensed consolidated interim financial statements.

Bezeq The Israel Telecommunication Corp. Limited

Condensed Consolidated Interim Statements of Income (Contd.)

	Six months ended			Three months ended			Year ended
	June 30			June 30			December 31
	2010		2009	2010		2009	2009
	(Unaudited)		(Unaudited)	(Unaudited)		(Unaudited)	(Audited)
	NIS millions		NIS millions	NIS millions		NIS millions	NIS millions

Attributable to:
Company shareholders
Profit for the period from continuing operations	1,280		1,205	638		596	2,157
Profit (loss) for the period from discontinued operations	-		(56)	-		(55)	1,446

	1,280		1,149	638		541	3,603

Non-controlling interests
Profit for the period from continuing operations	-	**	2	-	**	1	5
Loss for the period from discontinued operations	-		(40)	-		(40)	(67)

	-		(38)	-		(39)	(62)

Profit for the period	1,280		1,111	638		502	3,541

Earnings per share
Basic earnings per share (NIS)
Profit from continuing operations	0.48		0.46	0.24		0.23	0.82
Profit from discontinued operations	-		(0.02)	-		(0.02)	0.55

	0.48		0.44	0.24		0.21	1.37

Diluted earnings per share (NIS)
Profit from continuing operations	0.47		0.45	0.24		0.22	0.80
Profit from discontinued operations	-		(0.02)	-		(0.02)	0.54

	0.47		0.43	0.24		0.20	1.34

*           Restatement due to discontinued operations, see Note 4

**         Less than NIS 500,000

The attached notes are an integral part of the condensed consolidated interim financial statements.

Bezeq The Israel Telecommunication Corp. Limited

Condensed Consolidated Interim Statements of Comprehensive Income

	Six months ended			Three months ended			Year ended
	June 30			June 30			December 31
	2010		2009	2010		2009	2009
	(Unaudited)		(Unaudited)	(Unaudited)		(Unaudited)	(Audited)
	NIS millions		NIS millions	NIS millions		NIS millions	NIS millions

Profit for the period	1,280		1,111	638		502	3,541

Other comprehensive profit (loss)for the period, net of tax	-		1	1		(2)	(11)

Total comprehensive income for the period	1,280		1,112	639		500	3,530

Attributable to:
Company shareholders
Profit for the period from continuing operations	1,280		1,206	639		594	2,146
Profit (loss) for the period from discontinued operations	-		(56)	-		(55)	1,446

	1,280		1,150	639		539	3,592

Non-controlling interests
Profit for the period from continuing operations	-	**	2	-	**	1	5
Comprehensive loss for the period from discontinued operations	-		(40)	-		(40)	(67)

	-		(38)	-		(39)	(62)

Total comprehensive income for the period	1,280		1,112	639		500	3,530

*           Restatement due to discontinued operations, see Note 4

**         Less than NIS 500,000

The attached notes are an integral part of the condensed consolidated interim financial statements.

Bezeq The Israel Telecommunication Corp. Limited

Condensed Consolidated Interim Statements of Changes in Equity

	Share capital	Premium on share capital	Translation reserve	Capital reserve for a transaction between a corporation and a controlling shareholder	Capital reserve for options for employees	Retained earnings (deficit)	Total	Non-controlling interests	Total equity
	NIS millions
	Attributable to owners of the Company

Six months ended June 30, 2010 (unaudited)

Balance at January 1, 2010 (audited)	6,187	275	(5)	390	210	(513)	6,544	(6)	6,538

Comprehensive income for the period (unaudited)	-	-	-	-	-	1,280	1,280	-	1,280
Dividend to shareholders of the Company (unaudited)	-	-	-	-	-	(2,453)	(2,453)	-	(2,453)
Share-based payments (unaudited)	-	-	-	-	11	-	11	-	11
Exercise of options into shares (unaudited)	16	70	-	-	(68)	-	18	-	18
Non-controlling interests in a business combination (unaudited)	-	-	-	-	-	-	-	55	55

Balance at June 30, 2010 (unaudited)	6,203	345	(5)	390	153	(1,686)	5,400	49	5,449

Six months ended June 30,2009(unaudited)

Balance at January 1, 2009 (audited)	6,132	-	(4)	390	362	(2,165)	4,715	(471)	4,244

Comprehensive income for the period (unaudited)	-	-	1	-	-	1,149	1,150	(38)	1,112
Dividend to shareholders of the Company (unaudited)	-	-	-	-	-	(792)	(792)	-	(792)
Share-based payments (unaudited)	-	-	-	-	28	-	28	-	28
Exercise of options into shares (unaudited)	40	203	-	-	(146)	-	97	-	97
Transfer of funds by non-controlling interests(unaudited)	-	-	-	-	-	-	-	6	6

Balance at June 30, 2009 (unaudited)	6,172	203	(3)	390	244	(1,808)	5,198	(503)	4,695

The attached notes are an integral part of the condensed consolidated interim financial statements.

Bezeq The Israel Telecommunication Corp. Limited

Condensed Consolidated Interim Statements of Changes in Equity (contd.)

	Share capital	Premium on share capital	Translation reserve	Capital reserve for a transaction between a corporation and a controlling shareholder	Capital reserve for options for employees	Retained earnings (deficit)	Total	Non-controlling interests	Total equity
	NIS millions
	Attributable to owners of the Company

Three months ended June 30, 2010 (unaudited)

Balance at April 1, 2010 (unaudited)	6,201	338	(6)	390	154	129	7,206	(6)	7,200

Comprehensive income for the period (unaudited)	-	-	1	-	-	638	639	-	639
Dividend to shareholders of the Company (unaudited)	-	-	-	-	-	(2,453)	(2,453)	-	(2,453)
Share-based payments (unaudited)	-	-	-	-	5	-	5	-	5
Exercise of options into shares (unaudited)	2	7	-	-	(6)	-	3	-	3
Non-controlling interests in a business combination (unaudited)	-	-	-	-	-	-	-	55	55

Balance at June 30, 2010 (unaudited)	6,203	345	(5)	390	153	(1,686)	5,400	49	5,449

Three months ended June 30, 2009 (unaudited)

Balance at April 1, 2009 (unaudited)	6,146	26	(1)	390	373	(1,557)	5,377	(465)	4,912

Comprehensive income for the period (unaudited)	-	-	(2)	-	-	541	539	(39)	500
Dividend to shareholders of the Company (unaudited)	-	-	-	-	-	(792)	(792)	-	(792)
Share-based payments (unaudited)	-	-	-	-	13	-	13	-	13
Exercise of options into shares (unaudited)	26	177	-	-	(142)	-	61	-	61
Transfer of funds by non-controlling interests (unaudited)	-	-	-	-	-	-	-	1	1

Balance at June 30, 2009 (unaudited)	6,172	203	(3)	390	244	(1,808)	5,198	(503)	4,695

The attached notes are an integral part of the condensed consolidated interim financial statements.

Bezeq The Israel Telecommunication Corp. Limited

Condensed Consolidated Interim Statements of Changes in Equity (contd.)

	Share capital	Premium on share capital	Translation reserve	Capital reserve for a transaction between a corporation and a controlling shareholder	Capital reserve for options for employees	Retained earnings (deficit)	Total	Non-controlling interests	Total equity
	NIS millions
	Attributable to owners of the Company

Balance at January 1, 2009 (audited)	6,132	-	(4)	390	362	(2,165)	4,715	(471)	4,244

Comprehensive income for the year (audited)	-	-	(1)	-	-	3,593	3,592	(62)	3,530

Dividends to Company shareholders (audited)	-	-	-	-	-	(1,941)	(1,941)	-	(1,941)
Share-based payments (audited)	-	-	-	-	49	-	49	-	49
Exercise of options into shares (audited)	55	275	-	-	(201)	-	129	-	129
Derecognition of non-controlling interests for deconsolidation of a company (audited)	-	-	-	-	-	-	-	551	551
Dividend paid to non-controlling interests less transfer of funds (audited)	-	-	-	-	-	-	-	(24)	(24)

Balance at December 31, 2009 (audited)	6,187	275	(5)	390	210	(513)	6,544	(6)	6,538

The attached notes are an integral part of the condensed consolidated interim financial statements.

Bezeq The Israel Telecommunication Corp. Limited

Condensed Consolidated Interim Statements of Cash Flows

	Six months ended		Three months ended		Year ended
	June 30		June 30		December 31
	2010	2009	2010	2009	2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions

Cash flows from operating activities
Profit for the period	1,280	1,111	638	502	3,541
Adjustments:
Depreciation	546	705 *	274	358 *	1,343 *
Amortization of intangible assets	133	142	68	70	266
Amortization of deferred and other expenses	12	10 *	6	5 *	22 *
Profit from deconsolidation of a subsidiary	-	-	-	-	(1,538)
Profit from a controlling shareholder in an investee	(57)	-	(57)	-	-
Share in losses (profits) of equity-accounted investees	109	(4)	86	(2)	34
Finance expenses, net	34	173	40	95	362
Capital gain, net	(29)	(24)	(2)	(4)	(64)
Share-based payments	11	28	5	13	49
Income tax expenses	462	443	231	221	807
Proceeds (payment) for derivatives, net	(1)	16	-	7	11

Change in inventory	93	(39)	15	(6)	(114)
Change in trade receivables	(195)	(243)	(85)	(165)	(583)
Change in other receivables	(49)	(17)	13	34	37
Change in other payables	12	102	(11)	(95)	55
Change in trade payables	(168)	72	(3)	(44)	192
Change in provisions	(12)	11	(8)	4	36
Change in broadcasting rights	-	(64)	-	(30)	(49)
Change in employee benefits	(53)	(55)	(28)	(5)	115
Change in deferred income and others	(7)	(48)	(12)	(2)	(41)

Income tax paid, net	(339)	(286)	(194)	(148)	(565)

Net cash flows from operating activities	1,782	2,033	976	808	3,916

*   Retrospective application by restatement, see Note 3

The attached notes are an integral part of the condensed consolidated interim financial statements.

Bezeq The Israel Telecommunication Corp. Limited

Condensed Interim Statements of Cash Flows (contd.)

	Six months ended		Three months ended		Year ended
	June 30		June 30		December 31
	2010	2009	2010	2009	2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions

Cash flow used in investment activities
Investment in intangible assets and deferred expenses	(158)	(156)	(70)	(93)	(349)
Proceeds from sale of property, plant and equipment and deferred expenses	41	62	26	11	90
Change in current investments, net	110	(94)	(31)	(100)	(134)
Purchase of property, plant and equipment	(607)	(756)	(326)	(348)	(1,363)
Proceeds from disposal of investments and long-term loans	4	41	2	34	93
Investments and long-term loans	(3)	(3)	(2)	(2)	(4)
Business combinations less cash acquired	(30)	-	(30)	-	-
Dividend received	-	5	-	5	6
Interest received	7	13	7	8	29
Net cash used for investment activities	(636)	(888)	(424)	(485)	(1,632)

Cash flow for finance activities
Bank loans received	1,900	400	1,900	-	400
Repayment of debentures	(622)	(609)	(416)	(403)	(682)
Repayment of loans	(424)	(62)	(415)	(31)	(109)
Short-term borrowing, net	225	41	225	41	48
Dividend paid	(2,453)	(792)	(2,453)	(792)	(1,941)
Interest paid	(175)	(258)	(145)	(148)	(354)
Proceeds for derivatives, net	-	11	-	11	43
Transfer of funds by non-controlling interests less dividend distributed, net	-	6	-	1	(24)
Proceeds from exercise of options into shares	18	97	3	61	129
Net cash used for finance activities	(1,531)	(1,166)	(1,301)	(1,260)	(2,490)

Net decrease in cash and cash equivalents	(385)	(21)	(749)	(937)	(206)
Cash and cash equivalents at beginning of period	580	786	944	1,702	786

Cash and cash equivalents at end of period	195	765	195	765	580

The attached notes are an integral part of the condensed consolidated interim financial statements.

Bezeq The Israel Telecommunication Corp. Limited

Notes to the Financial Statements as at June 30, 2010

NOTE 1 – REPORTING ENTITY

A.
Bezeq – The Israel Telecommunication Corp. Ltd. (“the Company”) is a company registered in Israel whose shares are traded on the Tel Aviv Stock Exchange. The condensed consolidated financial statements of the Company include those of the Company and its subsidiaries (together – “the Group”), as well as the interests of the Group in associates. The Group is a principal provider of communication services in Israel (see also Note 11 – Segment Reporting).

B.
As from April 14, 2010, B Communications (SP2) Ltd. (B Communications) is the controlling shareholder of the Company, after acquiring the shares of the Company from Ab.Sp.Ar. At June 30, 2010, B Communications holds 30.43% of the Company’s shares.  B Communications is wholly owned and controlled by B Communications (SP1) Ltd., which is wholly owned and controlled by B Communications Ltd. (formerly 012 Smile Communications Ltd.).

C.
The Company is subject to various sets of laws that regulate and restrict its business activities, including its tariffs. The Company’s tariffs are regulated by provisions in the Communications Law. The Company’s service fees are regulated and updated according to a linkage formula. The Company was declared a monopoly in the main areas in which it operates. All the operating segments of the Group are subject to competition. The operations of the Group are subject, in general, to government regulations regulation and supervision. The intensifying competition and changes in the communication market could have an adverse effect on the business results of the Group.

D.
From August 21, 2009, the Company no longer consolidates the reports of DBS Satellite Services (1998) Ltd. (“DBS) in its financial statements and the investment in DBS is stated according to the equity method commencing from that date. See Note 4 below.

E.
On April 25, 2010, Bezeq International completed an acquisition of the shares of Haaretz Newspaper Publishing Ltd. in Walla! Communications Ltd. (Walla) and started to consolidate Walla in its financial statements. See Note 5 below.

NOTE 2 - BASIS OF PREPARATION

A.
The condensed interim consolidated financial statements have been prepared in accordance with IAS 34 – Interim Financial Reporting, and Chapter D of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970.

B.
The condensed consolidated interim financial statements do not contain all the information required in full annual financial statements, and should be reviewed in the context of the annual financial statements of the Company and its subsidiaries at December 31, 2009 and the year then ended, and their accompanying notes (“the annual financial statements”). The notes to the interim financial statements include only the material changes that have occurred from the date of the most recent annual financial statements until the date of these consolidated interim financial statements.

C.	The condensed consolidated interim financial statements were approved by the Board of Directors on August 2, 2010.

D.
Use of estimates and judgment

The preparation of condensed consolidated interim financial statements in accordance with IFRS requires Management to make judgments and use estimates, assessments and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ from the estimates used.

The judgment of management, when applying the Group’s accounting policy and the principal assumptions used in assessments that involve uncertainty are consistent with those used in the annual financial statements.

Bezeq The Israel Telecommunication Corp. Limited

Notes to the Financial Statements as at June 30, 2010

NOTE 3 – REPORTING PRINCIPLES AND ACCOUNTING POLICY

The significant accounting policies applied in these condensed financial statements are consistent with those applied in the annual financial statements for the year ended December 31, 2009, except for application of new standards and amendments to standards, as set out below.

Initial implementation of new accounting standards

Commencing from January 1, 2010, the Group applies the amendment to IAS 17 – Leases: Classification of Leases of Land and Buildings (“the Amendment”).  The Amendment eliminates the requirement to classify a lease of land as an operating lease when the title is not expected to pass to the lessee at the end of the lease term.

The Company leases land from the Israel Land Administration, accounted for as an operating lease. Subsequent to adoption of the Amendment, the Company classified the lease of the land retrospectively as a finance lease. Accordingly, the land is stated as property, plant and equipment in the statement of financial position as at June 30, 2009 and December 31, 2009, in the amount of NIS 151 million and NIS 125 million, respectively.

NOTE 4 – DISCONTINUED OPERATIONS

Further to Note 5 to the 2009 financial statements, as from August 21, 2009, the Company no longer consolidates the reports of DBS in its financial statements and the investment in DBS shares is stated according to the equity method as from that date. The financial statements of DBS are attached to these financial statements.

The consolidated statements of income for the six and three months ended June 30, 2010 and for the year ended December 31, 2009 are stated without consolidation of the statements of DBS. The operational results of DBS for the period up to August 20, 2009 and comparative figures were presented as discontinued operations. The consolidated statement of income for the six and three months ended June 30, 2009 was restated in order to retrospectively reflect the discontinued operations, following deconsolidation, separately from continuing operations. The statement of financial position as at June 30, 2009 and statement of cash flow for the six and three months ended June 30, 2009 were not restated.

(1)	Results of discontinued operations

	Six months ended June 30, 2009	Three months ended June 30, 2009	From January 1 to August 20, 2009
	(Unaudited)	(Unaudited)	(Unaudited)
	NIS millions	NIS millions	NIS millions

Revenue	760	376	970
Cost of revenue	514	256	663

Gross profit	246	120	307

Selling and marketing expenses	62	33	79
General and administrative expenses	59	28	74

	121	61	153

Operating profit	125	59	154

Finance expenses, net	221	154	313

Loss after finance expenses	(96)	(95)	(159)

Profit from deconsolidation of a subsidiary	-	-	1,538

Profit (loss) for the period from discontinued operations	(96)	(95)	1,379

Bezeq The Israel Telecommunication Corp. Limited

Notes to the Financial Statements as at June 30, 2010

NOTE 4 – DISCONTINUED OPERATIONS (CONTD.)

(2)	Cash flow from discontinued operations

	Six months ended June 30, 2009	Three months ended June 30, 2009	From January 1 to August 20, 2009
	(Unaudited)	(Unaudited)	(Unaudited)
	NIS millions	NIS millions	NIS millions

Cash flow from operating activities	184	93	260
Cash flow used for investment activities	(121)	(60)	(176)
Cash flow used for finance activities	(63)	(33)	(84)

Cash flow from discontinued operations	-	-	-

NOTE 5 – GROUP ENTITIES

A detailed description of the Group entities appears in Note 13 to the Group’s annual financial statements as at December 31, 2009. Below are details of the material changes that occurred in connection with the Group entities since publication of the annual financial statements.

A.	Equity-accounted associates

DBS Satellite Services (1998) Ltd.

(1)
On March 18, 2010, the board of directors of the Company, as a shareholder in DBS Satellite Services (1998) Ltd. (“DBS”), approved the amendment to the financing agreement between DBS and the banks that provide financing for the operations of DBS (“the banks"). Under the amendment, another bank will join the banks, and the amount and terms of the financing provided to DBS will be adjusted. Concurrently, amendments were approved to the deed of amendment to the shareholders' loans and the deed of amendment to the guarantee provided by the Company in favor of the banks, such that they would apply to the adjusted financing arrangement. These amendments do not significantly increase the Company's exposure (if at all).

(2)
At June 30, 2010, the balance of DBS's current debt to the Company and its subsidiaries amounts to NIS 60 million, of which NIS 49 million is to the Company. Further to Note 13(A)(2) to the financial statements as at December 31, 2009 in respect of DBS’s current debt to the Group companies, the Company formulated an arrangement for DBS’s debt to the Company for communication services, amounting to NIS 31.5 million at July 31, 2009 (reflecting a compromise between the Company’s position and that of DBS). Under the arrangement, DBS will repay the debt to the Company in 36 equal monthly payments of NIS 875,000 each plus VAT and interest at prime + 1.5% plus VAT for the interest. On May 20, 2010, the general meeting of the Company’s shareholders approved the debt arrangement. As at the approval date, the agreement has yet to be signed and implemented.

(3)
Pursuant to the immediate report issued by Hot Communication Services ("the cable company"), in July 2010 a ruling was provided in the arbitration between the cable company and ACUM, the composers, lyricists, poets and music publishers society  for royalties to which ACUM has rights. The arbitrator accepted in principle ACUM’s formula for calculating royalties, with the exception of certain changes, and determined that this formula would also apply to the difference in royalties as from 2003 onwards, to be calculated by the parties in a settlement.

Bezeq The Israel Telecommunication Corp. Limited

Notes to the Financial Statements as at June 30, 2010

NOTE 5 – GROUP ENTITIES (CONTD.)

A.	Equity-accounted associates (contd.)

DBS Satellite Services (1998) Ltd. (contd.)

(3) (contd.)

The cable company noted that it intends to appeal the arbitration ruling. Since DBS does not have access to the arbitration ruling and the other arbitration documents, the model that was adopted and the reasons for the arbitration ruling are unknown to DBS. However, pursuant to the agreements between DBS and ACUM, the royalties paid to ACUM as from 2003 are liable to be adjusted, inter alia, subject to the settlement between the cable company and ACUM, and according to ACUM, also subject to the ruling of the arbitrator. Therefore, the management of DBS believes that following the arbitration ruling, DBS will be required to pay material amounts retrospectively. In view of the aforesaid, DBS adjusted the estimated amount of royalties as from 2003. The adjustment was based on the formula for calculating royalties furnished by ACUM shortly after the arbitration ruling, with adjustments according to the estimation of the management of DBS. On this basis, DBS recorded a significant provision in its financial statements as at June 30, 2010.

DBS is in compliance with the financial covenants set out in the finance agreement of June 30, 2010, after receiving relief from the banks in August 2010 in respect of one of the covenants at June 30, 2010, which was required in view of the significant provision recorded by DBS as aforesaid. As this relief was received subsequent to the reporting date, DBS’s bank loan of NIS 816.520 million is stated as a short-term liability. The covenant is measured on an annual basis, therefore the management of DBS believes that the company will require additional relief in respect of the purposes of the financial covenant for September 30, 2010 and December 31, 2010, which DBS is attempting to obtain from the banks.

The management of DBS believes that the financing resources available to the company will be sufficient for its operational requirements for the coming year, based on the projected cash flow approved by the board of directors of DBS. If additional resources are required to meet its operational requirements in the coming year, DBS will adapt its operations to preclude the need for additional resources beyond those available to it.

For additional details see Note 4 to the financial statements of DBS as at June 30, 2010, which are attached to these financial statements.

B.	Subsidiaries

Walla! Communications Ltd.

(1)
On April 25, 2010, Bezeq International acquired 14,807,939 ordinary shares of Walla, representing 32.55% of the issued and paid up share capital of Walla, in an exchange transaction, for NIS 89 million. Upon receipt of the acquired shares, Bezeq International transferred 21.77% of the issued and paid up share capital of Walla to a trustee that will hold them in a blind trust. Following the transfer, Bezeq International directly holds 44.99% of the issued and paid up share capital of Walla and is the controlling shareholder in Walla. As from April 25, 2010, Bezeq International consolidates Walla in its financial statements.

The contribution of Walla to profit and revenue as from the beginning of the consolidation and through to June 30, 2010 amounted to NIS 3 million and NIS 31 million, respectively. Had the acquisition taken place on January 1, 2010, the revenue in the consolidated statement of income and the consolidated profit in the period would not have been materially different. Management assumes that the fair value adjustments at the acquisition date, which were determined, are the same as the adjustments that would have been received had the acquisition taken place on January 1, 2010. As from the date of consolidation, the operations of Walla are included under other segments (see Note 11). In accordance with IFRS, the holdings in Walla prior to the acquisition were estimated at the share price which was included in the acquisition transaction. As a result, a profit of NIS 57 million was included in the consolidated financial statements.

Bezeq The Israel Telecommunication Corp. Limited

Notes to the Financial Statements as at June 30, 2010

NOTE 5 – GROUP ENTITIES (CONTD.)

B.	Subsidiaries (contd.)

Walla! Communications Ltd. (contd.)

(1)
(contd.)

Bezeq International carried out temporary attribution of the acquisition cost in relation to the fair value of the assets and liabilities that were acquired in the context of a business combination. The fair value of the acquired assets and liabilities is adjustable up to twelve months from the acquisition date.

Acquisition of the Group’s assets and liabilities at the acquisition date had the following effect:

Values recognized at the acquisition date
(Unaudited)
NIS millions

Identifiable assets and liabilities, net	105
Prior equity rights in an acquiree	(94)
Goodwill upon acquisition	73
Non-controlling interests	(54)

Cost of business combination	30

Proceeds paid in cash	(89)
Cash acquired	59

Cash paid, net	(30)

(2)
On July 8, 2010, Walla entered into an agreement with the shareholders of Coral-Tell Ltd. (“Yad2”), which is the operator of the classified ads site Yad2. Under the agreement, Walla will acquire 75% of the share capital of Yad2 for NIS 117.5 million, and will also pay additional amounts to some of the sellers, based on the total working capital of Yad2 and subject to adjustments. At the approval date of these financial statements, the transaction has yet to be finalized. Finalization of the transaction is subject to preconditions.

NOTE 6 – CONTINGENT LIABILITIES

During the normal course of business, legal claims were filed against the companies in the Group or there are pending claims (“hereinafter in this section: “claims”).

In the opinion of the managements of the Group companies, based, inter alia, on legal opinions as to the likelihood of success of the claims, the financial statements include appropriate provisions of NIS 355 million, where provisions are required to cover the exposure resulting from such claims.

In the opinion of the managements of the Group companies, the additional exposure at June 30, 2010, due to claims filed against the Group companies on various matters and which are unlikely to be realized, amounts to NIS 13 billion (for updates in this matter subsequent to the reporting date, see section B below).  This amount and all the amounts of the additional exposure in this note are linked to the CPI and before the addition of interest.

For applications for certification as class action of lawsuits to which the Group has exposure beyond the aforesaid (since the claims do not state an exact amount), see sections B and D below.

The contingent liabilities of the Group are described in detail in Note 18 to the financial statements of the Group as at December 31, 2009. Following is a detailed description of the Group's contingent liabilities as at June 30, 2010, classified into groups with similar characteristics.

Bezeq The Israel Telecommunication Corp. Limited

Notes to the Financial Statements as at June 30, 2010

NOTE 6 – CONTINGENT LIABILITIES

A.	Employee claims

At June 30, 2010, the additional exposure (beyond the provisions included in these financial statements) for employee claims amounts to NIS 1.4 billion and relates mainly to claims filed by groups of employees or individual claims with wide ramifications. In the opinion of the management of the Company, based, inter alia, on legal opinions as to the likelihood of success of the claims, the financial statements include appropriate provisions of NIS 117 million, where provisions are required to cover the exposure resulting from such claims.

B.	Customer claims

At June 30, 2010, the amount of the additional exposure for customer claims (beyond the provisions included in these financial statements) amounted to NIS 5 billion. There are other claims for which the Group has additional exposure beyond the aforesaid, which cannot be quantified, as the exact amount of the claim is not stated in the claim. In the opinion of the managements of the Group companies, based, inter alia, on legal opinions as to the likelihood of success of the claims, the financial statements include appropriate provisions of NIS 56 million, where provisions are required to cover the exposure resulting from such claims. Of these claims, there are claims amounting to NIS 34 million, which, at this stage, cannot yet be estimated. Subsequent to the reporting date, another two claims were filed against the company, together with application for certification as class actions, which at this stage cannot be assessed. The plaintiff estimates the first claim at tens of millions of shekels and the second claim is estimated at NIS 250 million. On the other hand, a class action against Pelephone amounting to NIS 239 million was dismissed.

C.	Supplier and communication provider claims

At June 30, 2010, the amount of the additional exposure for claims filed by suppliers and communication providers (beyond the provisions included in these financial statements) amounts to NIS 970 million. In the opinion of the managements of the Group companies, which is based, inter alia, on legal opinions as to the likelihood of success of the claims, the financial statements include appropriate provisions amounting to NIS 11 million, where provisions are required to cover the exposure resulting from such claims.

D.	Claims for punitive damages

At June 30, 2010, the amount of the additional exposure (beyond the provisions included in these financial statements) for punitive damages amounts to NIS 4.9 billion. This amount does not include claims for which the insurance coverage is not disputed. There are other claims for which the Group has additional exposure beyond the aforesaid, which cannot be quantified, as the exact amount of the claim is not stated in the claim.

In the opinion of the managements of the Group companies, based, inter alia, on legal opinions as to the likelihood of success of the claims, the financial statements include appropriate provisions of NIS 2.4 million, where provisions are required to cover the exposure resulting from such claims. In addition, of these claims, there are claims amounting to NIS 3.7 billion, which, at this stage, cannot yet be estimated.

E.	Claims by entrepreneurs and companies

At June 30, 2010, the amount of the additional exposure for claims filed by entrepreneurs and companies (beyond the provisions included in these financial statements) amounts to NIS 315 million. In the opinion of the managements of the Group companies, which is based, inter alia, on legal opinions as to the likelihood of success of the claims, the financial statements include appropriate provisions amounting to NIS 10 million, where provisions are required to cover the exposure resulting from such claims.

F.	Claims by the State and authorities

At June 30, 2010, the amount of the additional exposure for claims filed by the State of Israel and various authorities ((beyond the provisions included in these financial statements) amounts to NIS 588 million. In the opinion of the managements of the Group companies, which is based, inter alia, on legal opinions as to the likelihood of success of the claims, the financial statements include appropriate provisions amounting to NIS 159 million, where provisions are required to cover the exposure resulting from such claims.

For claims against DBS, see Note 5 to the financial statements of DBS as at June 30, 2010, which are attached to these financial statements.

Bezeq The Israel Telecommunication Corp. Limited

Notes to the Financial Statements as at June 30, 2010

NOTE 7 – EQUITY AND SHARE-BASED PAYMENTS

A.	Share capital

Registered			Issued and paid up
June 30, 2010	June 30, 2009	December 31, 2009	June 30, 2010	June 30, 2009	December 31, 2009
(Unaudited)	(Unaudited)	(Audited)	(Unaudited)	(Unaudited)	(Audited)
Number of shares	Number of shares	Number of shares	Number of shares	Number of shares	Number of shares
2,749,000,000	2,749,000,000	2,749,000,000	2,675,835,682	2,645,988,758	2,659,727,630

B.
In January and March 2010, the board of directors of the Company approved the allotment of 1,000,000 options to senior employees in the Group, under the plan set out in Note 27(A)(3) to the financial statements as at December 31, 2009. The theoretical economic value of the allotted options, calculated at the date of approval of the allotment by the board of directors, according to a weighted Black and Scholes model, is NIS 3.2 million.

C.
Following the exercise of options by employees in accordance with the options plans described in Note 27 to the financial statements as at December 31, 2009, in the six months ended June 30, 2010, the Company issued 16,108,052 ordinary shares of NIS 1 par value each.

D.
Subsequent to the reporting date and through August 1, 2010, following the exercise of options by the employees, in accordance with the options plans set out in Note 27 to the financial statements as at December 31, 2009, the Company issued 340,033 ordinary shares of NIS 1 par value each.

E.	The Company paid dividends as follows:

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2010	2009	2010	2009	2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions

Cash dividend paid in May 2010 (NIS 0.917 per share)	2,453	-	2,453	-	-

Cash dividend paid in May 2009 (NIS 0.3 per share)	-	792	-	792	792

Cash dividend paid in October 2009 (NIS 0.43 per share)	-	-	-	-	1,149

	2,453	792	2,453	792	1,941

F.
On August 2, 2010, the board of directors of the Company resolved to recommend to the general meeting the distribution of a dividend to the shareholders in the amount of NIS 1.280 billion, representing NIS 0.4782944 per share at the resolution date. The percentage of the dividend actually paid will be determined according to the Company’s issued and paid up capital at the end of the business day on September 20, 2010. The distribution is subject to the approval of the general meeting of the Company.

Bezeq The Israel Telecommunication Corp. Limited

Notes to the Financial Statements as at June 30, 2010

NOTE 8 – TRANSACTIONS WITH INTERESTED PARTIES AND RELATED PARTIES

A.
Further to Note 30(B) to the financial statements as at December 31, 2009, in respect of the management and consultation services agreement with Ap.Sb.Ar. and the subsequent sale of the controlling stake in the Company by Ap.Sb.Ar., on April 14, 2010, the management agreement between the Company and a company owned and controlled by the shareholders in Ap.Sb. Ar was terminated.

In addition, in May 2010, the general meeting of the shareholders of the Company approved a new agreement between the Company and Eurocom Communications Ltd. Under the agreement, Eurocom will provide the Company ongoing management and consultation services for an annual fee of $1.2 million. The term of the agreement is for three years as from June 1, 2010.

B.
Subsequent to the transfer of control in the Company, the certified bodies of the Company approved a series of agreements between the Company and its subsidiaries and DBS with the B Communications Group, including extraordinary transactions.  The transactions are approved from time to time according to the requirements of the Company and its subsidiaries and are reported to the public according to the law.

Material transactions with interested and related parties

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2010	2009	2010	2009	2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions

Revenue:
Associates	73	107	51	67	224

Related parties	5	-	5	-	-

Expenses:
Associates	-	1	-	1	3

Related parties	86	-	86	-	-

Investments:
Related parties	29	-	29	-	-

  Material balances with interested and related parties

	June 30	December 31,
	2010	2009
	(Unaudited)	(Audited)
	NIS millions	NIS millions

Associates, net	60	70

Loans to an associate	1,136	1,165

Related parties, net	(115)	-

Loan from related parties to an associate	(888)	-

Bezeq The Israel Telecommunication Corp. Limited

Notes to the Financial Statements as at June 30, 2010

NOTE 8 – TRANSACTIONS WITH INTERESTED PARTIES AND RELATED PARTIES (CONTD.)

C.
Further to Note 30(E) to the financial statements as at December 31, 2009, on April 8, 2010, the general meeting of the Company’s shareholders approved a maximum bonus for 2009 for the chairman of the Company’s board of directors, under the terms of his employment agreement, as approved by the general meeting on June 1, 2008, of 18 monthly salaries, amounting to NIS 3.44 million.

D.
Further to Note 30 (G)(11) to the financial statements as at December 31, 2009 regarding the conversion of the D&O insurance policy to a runoff policy, in March 2010, the general meeting of the Company’s shareholders approved the agreement for acquisition of the runoff policy.  In addition, further to the transfer of control in the Company and the appointment of new directors, in May 2010, the general meeting of the Company’s shareholders approved a letter of indemnity for the directors, in the format that is accepted by the Company as approved by the general meeting.

E.
In May 2010, the general meeting of the Company’s shareholders approved the settlement agreement between the Company and the former CEO of the Company, in which all of the mutual claims of the parties are dismissed, including claims against other Group companies and their representatives. Under the agreement, the Company will pay the former CEO a lump sum of NIS 9 million (gross). These financial statements include provisions for this settlement agreement.

NOTE 9 – REVENUE

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2010	2009*	2010	2009*	2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions

Domestic fixed-line communications
Fixed line telephony	1,537	1,630	774	815	3,247
Internet - infrastructure	471	408	235	201	862
Transmission, data communication and other	468	478	231	242	940

	2,476	2,516	1,240	1,258	5,049

Cellular
Cellular services and terminal equipment	2,122	1,948	1,080	989	4,013
Sale of terminal equipment	574	542	288	297	1,119

	2,696	2,490	1,368	1,286	5,132

International communications, internet services and NEP	667	629	332	314	1,276

Other	57	28	41	14	62

	5,896	5,663	2,981	2,872	11,519

*       Restatement due to discontinued operations, see Note 4

Bezeq The Israel Telecommunication Corp. Limited

Notes to the Financial Statements as at June 30, 2010

NOTE 10 – OPERATING AND GENERAL EXPENSES

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2010	2009*	2010	2009*	2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions

Cellular telephone expenses	912	852	476	437	1,750
General expenses	563	491	280	241	1,140
Materials and spare parts	520	482	257	264	1,003
Services and maintenance by sub-contractors	60	73	27	34	146
Building maintenance	121	141	57	72	295
International communication expenses	158	161	73	80	313
Vehicle maintenance expenses	64	61	33	30	124
Royalties to the State of Israel	33	48	17	24	66
Collection fees	11	16	4	7	34

	2,442	2,325	1,224	1,189	4,871

*       Restatement due to discontinued operations, see Note 4

Bezeq The Israel Telecommunication Corp. Limited

Notes to the Financial Statements as at June 30, 2010

NOTE 11 – SEGMENT REPORTING

A.	Operating segments

	Six months ended June 30, 2010 (unaudited)
	Domestic fixed-line communications	Cellular telephone	International communications, internet and NEP services	Multi-channel television	Others	Adjustments	Consolidated
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions

Revenue from external sources	2,474	2,695	667	787	54	(789)	5,888
Inter-segment revenue	137	127	18	-	16	(290)	8
Total revenue	2,611	2,822	685	787	70	(1,079)	5,896

Depreciation and amortization	341	298	49	132	3	(132)	691

Segment results – operating profit	993	684	182	66	5	(66)	1,864

Finance income	78	45	4	4	2	(9)	124
Finance expenses	(106)	(30)	(6)	(221)	-	226	(137)

Total finance income (expenses), net	(28)	15	(2)	(217)	2	217	(13)

Segment profit (loss) after finance expenses, net	965	699	180	(151)	7	151	1,851
Share in the (profits) losses of equity-accounted investees	-	-	3	-	-	(112)	(109)

Segment profit (loss) before income tax	965	699	183	(151)	7	39	1,742
Income tax	(256)	(173)	(31)	-	(2)	-	(462)

Segment results – net profit (loss)	709	526	152	(151)	5	39	1,280

Bezeq The Israel Telecommunication Corp. Limited

Notes to the Financial Statements as at June 30, 2010

NOTE 11 – SEGMENT REPORTING (CONTD.)

A.	Operating segments (contd.)

	Six months ended June 30, 2009 (unaudited)*
	Domestic fixed-line communications	Cellular telephone	International communications, internet and NEP services	Multi-channel television	Others	Adjustments	Consolidated
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions

Revenue from external sources	2,509	2,490	626	759	23	(759)	5,648
Inter-segment revenue	135	121	25	1	12	(279)	15

Total revenue	2,644	2,611	651	760	35	(1,038)	5,663

Depreciation and amortization	416	290	40	112	2	(112)	748

Segment results – operating profit	871	623	128	125	1	(131)	1,617

Finance income	145	45	9	12	-	(19)	192
Finance expenses	(120)	(39)	(6)	(233)	(5)	240	(163)

Total finance income (expenses), net	25	6	3	(221)	(5)	221	29

Segment profit (loss) after finance expenses, net	896	629	131	(96)	(4)	90	1,646
Share in the profits of equity-accounted investees	-	-	4	-	-	-	4
Segment profit (loss) before income tax	896	629	135	(96)	(4)	90	1,650
Loss from discontinued operations	-	-	-	-	-	(96)	(96)
Income tax	(244)	(166)	(35)	-	-	2	(443)

Segment results – net profit (loss)	652	463	100	(96)	(4)	(4)	1,111

*   Restatement due to discontinued operations, see Note 4

Bezeq The Israel Telecommunication Corp. Limited

Notes to the Financial Statements as at June 30, 2010

NOTE 11 – SEGMENT REPORTING (CONTD.)

A.	Operating segments (contd.)

	Three months ended June 30, 2010 (unaudited)
	Domestic fixed-line communications	Cellular telephone	International communications, internet and NEP services	Multi-channel television	Others	Adjustments	Consolidated
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions

Revenue from external sources	1,239	1,367	332	396	41	(398)	2,977
Inter-segment revenue	68	62	10	-	10	(146)	4

Total revenue	1,307	1,429	342	396	51	(544)	2,981

Depreciation and amortization	171	149	26	68	2	(68)	348

Segment results – operating profit	503	362	121	7	4	(7)	990

Finance income	50	11	2	4	2	(3)	66
Finance expenses	(79)	(18)	(3)	(154)	-	153	(101)

Total finance income (expenses), net	(29)	(7)	(1)	(150)	2	150	(35)

Segment profit (loss) after finance expenses, net	474	355	120	(143)	6	143	955
Share in the profits of equity-accounted investees	-	-	2	-	-	(88)	(86)

Segment profit (loss) before income tax	474	355	122	(143)	6	55	869
Income tax	(125)	(88)	(16)	-	(2)	-	(231)

Segment results – net profit (loss)	349	267	106	(143)	4	55	638

Bezeq The Israel Telecommunication Corp. Limited

Notes to the Financial Statements as at June 30, 2010

NOTE 11 – SEGMENT REPORTING (Contd.)

A.	Operating segments (contd.)

	Three months ended June 30, 2009 (unaudited)*
	Domestic fixed-line communications	Cellular telephone	International communications, internet and NEP services	Multi-channel television	Others	Adjustments	Consolidated
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions

Revenue from external sources	1,256	1,286	316	375	10	(375)	2,868
Inter-segment revenue	62	60	11	1	8	(138)	4

Total revenue	1,318	1,346	327	376	18	(513)	2,872

Depreciation and amortization	205	151	20	55	1	(55)	377

Segment results – operating profit	434	321	68	59	1	(65)	818

Finance income	87	6	6	3	-	8	110
Finance expenses	(83)	(11)	(2)	(157)	(5)	147	(111)

Total finance income (expenses), net	4	(5)	4	(154)	(5)	155	(1)

Segment profit (loss) after finance expenses, net	438	316	72	(95)	(4)	90	817
Share in the profits of equity-accounted investees	-	-	2	-	-	-	2
Segment profit (loss) before income tax	438	316	74	(95)	(4)	90	819
Loss from discontinued operations	-	-	-	-	-	(95)	(95)
Income tax	(122)	(83)	(18)	-	-	1	(222)

Segment results – net profit (loss)	316	233	56	(95)	(4)	(4)	502

*   Restatement due to discontinued operations, see Note 4

Bezeq The Israel Telecommunication Corp. Limited

Notes to the Financial Statements as at June 30, 2010

NOTE 11 – SEGMENT REPORTING (Contd.)

A.	Operating segments (contd.)

	Year ended December 31, 2009
	Domestic fixed-line communications	Cellular telephone	International communications, internet and NEP services	Multi-channel television	Others	Adjustments	Consolidated
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions

Revenue from external sources	5,039	5,130	1,273	1,529	54	(1,529)	11,496
Inter-segment revenue	264	246	45	1	20	(553)	23

Total revenue	5,303	5,376	1,318	1,530	74	(2,082)	11,519

Depreciation and amortization	794	603	84	234	4	(234)	1,485

Segment results – operating profit	1,523	1,190	261	248	4	(254)	2,972

Finance income	310	90	15	8	23	(17)	429
Finance expenses	(295)	(100)	(12)	(478)	-	487	(398)

Total finance income (expenses), net	15	(10)	3	(470)	23	470	31

Segment profit (loss) after finance expenses, net	1,538	1,180	264	(222)	27	216	3,003
Share in the profits of equity-accounted investees	-	-	7	-	-	(41)	(34)
Segment profit (loss) before income tax
Loss from discontinued operations	1,538	1,180	271	(222)	27	175	2,969
Income tax	-	-	-	-	-	1,379	1,379
	(431)	(305)	(71)	(1)	(2)	3	(807)
Segment results – net profit (loss)	1,107	875	200	(223)	25	1,557	3,541

Bezeq The Israel Telecommunication Corp. Limited

Notes to the Financial Statements as at June 30, 2010

NOTE 11 – SEGMENT REPORTING (CONTD.)

B.	Adjustments for segment reporting of revenue, profit or loss

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2010	2009*	2010	2009*	2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions

Revenue
Revenue from reporting segments	6,903	6,666	3,472	3,367	13,527
Revenue from other segments	70	35	51	18	74
Cancellation of revenue from inter-segment sales, except for revenue from sales to an associate reporting as a segment	(290)	(279)	(146)	(138)	(553)
Cancellation of revenue for a segment classified as an associate (up to August 20, 2009 - discontinued operations)	(787)	(759)	(396)	(375)	(1,529)

Consolidated revenue	5,896	5,663	2,981	2,872	11,519

*           Restatement due to discontinued operations, see Note 4

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2010	2009*	2010	2009*	2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions

Profit or loss
Operating profit or loss for reporting segments	1,925	1,741	993	876	3,216
Profit or loss for other categories	5	1	4	1	4
Cancellation of expenses from a segment classified as an associate (up to August 20, 2009 - discontinued operations)	(66)	(125)	(7)	(59)	(248)
Finance income (expenses), net	(13)	29	(35)	(1)	31
Share in the profits (losses) of equity-accounted investees	(109)	4	(86)	2	(34)

Consolidated profit before income tax	1,742	1,650	869	819	2,969

*   Restatement due to discontinued operations, see Note 4

Bezeq The Israel Telecommunication Corp. Limited

Notes to the Financial Statements as at June 30, 2010

NOTE 12 – CONDENSED FINANCIAL STATEMENTS OF PELEPHONE COMMUNICATIONS LTD. AND BEZEQ INTERNATIONAL LTD.

1.	Pelephone Communications Ltd.

A.	Statement of financial position

	June 30, 2010	June 30, 2009	December 31, 2009
	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions
Current assets	1,983	1,881	2,102
Non-current assets	2,868	2,887	2,888

	4,851	4,768	4,990

Current liabilities	1,155	1,236	1,519
Long term liabilities	820	972	921

Total liabilities	1,975	2,208	2,440
Equity	2,876	2,560	2,550

	4,851	4,768	4,990

B.	Statement of income

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2010	2009*	2010	2009*	2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions

Revenue from services	2,246	2,069	1,140	1,050	4,256
Revenue from sale of terminal equipment	576	542	289	296	1,120

Revenue from services and sales	2,822	2,611	1,429	1,346	5,376
Cost of services and sales	1,843	1,717	920	899	3,592

Gross profit	979	894	509	447	1,784

Selling and marketing expenses	236	209	117	96	461
General and administrative expenses	59	62	30	30	133

	295	271	147	126	594

Operating profit	684	623	362	321	1,190

Finance expenses	30	39	18	11	100
Finance income	(45)	(45)	(11)	(6)	(90)

Net finance expenses (income)	(15)	(6)	7	5	10

Profit before income tax	699	629	355	316	1,180
Income tax	173	166	88	83	305

Profit for the period	526	463	267	233	875

Bezeq The Israel Telecommunication Corp. Limited

Notes to the Financial Statements as at June 30, 2010

NOTE 12 - CONDENSED FINANCIAL STATEMENTS OF PELEPHONE COMMUNICATIONS LTD. AND BEZEQ INTERNATIONAL LTD. (CONTD.)

2.	Bezeq International Ltd.

A.	Statement of financial position

	June 30, 2010	June 30, 2009	December 31, 2009
	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions
Current assets	621	553	547
Non-current assets	724	540	559

	1,345	1,093	1,106

Current liabilities	370	278	367
Long term liabilities	63	34	37

Total liabilities	433	312	404
Equity	912	781	702

	1,345	1,093	1,106

B.	Statement of income

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2010	2009*	2010	2009*	2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions

Revenue	714	651	371	327	1,318
Operating expenses	430	389	220	190	777

Gross profit	284	262	151	137	541

Selling, marketing and development expenses	99	84	55	43	175
General and administrative expenses	56	50	28	26	105
Other income, net – see Note 5	(57)	-	(57)	-	-

	98	134	26	69	280

Operating profit	186	128	125	68	261

Finance expenses	6	6	3	2	12
Finance income	(4)	(9)	(2)	(6)	(15)

Net finance expenses (income)	2	(3)	1	(4)	(3)

Share in earnings of equity-accounted associates	3	4	2	2	7

Profit before income tax	187	135	126	74	271
Income tax	32	35	18	18	71

Profit for the period	155	100	108	56	200
Attributable to:
Owners of Bezeq International	155	100	108	56	200
Non-controlling interests	- **	-	- **	-	-
Profit for the period	155	100	108	56	200

**  Less than NIS 500,000

Bezeq The Israel Telecommunication Corp. Limited

Notes to the Financial Statements as at June 30, 2010

NOTE 13 – MATERIAL EVENTS DURING THE REPORTING PERIOD AND SUBSEQUENT EVENTS

A.
On March 25, 2010, the Company received notice of a strike, in accordance with the Settlement of Labor Disputes Law, 5719-1957, which was declared by the Histadrut Labor Union, as from April 11, 2010. According to the notice, the dispute relates to the Company’s disregard of the demand of the workers’ union to negotiate for a collective agreement to regulate the rights of employees following transfer of the controlling stake in the Company, before taking steps to transfer control. Consequently, negotiations between the Company’s management and the workers’ union are underway. It is noted that on May 2, 2010, the workers’ union began limited sanctions.

B.
In April-May 2010, the Company completed debt financing amounting to NIS 1.9 billion, through loans from banks in Israel. Of this amount, NIS 400 million is against early repayment of bank loans from March 2009. The loans were received for 80 months and are repayable in four equal annual payments of the principal between 2013 and 2016. The interest on the loans are payable twice a year.  Loans of NIS 800 million are unlinked and bear fixed interest of 5.56%. The balance of the loans of NIS 1.1 billion are unlinked and bear variable interest at an average of prime minus 0.21%. To secure the repayment of the loans, the Company created a negative pledge in favor of the banks.

C.
On June 24, 2010, the Company entered into agreements to sell its title to two properties in Tel Aviv. The total consideration for the Company’s title to the two properties amounts to NIS 100 million. The capital gain for the Company from the two transactions is NIS 70 million, after tax. At the reporting date, all the conditions required for recognition of the gain have yet to be fulfilled, therefore these financial statements do not include the gain.

D.
Subsequent to the reporting date, Bezeq International submitted specifications for a special tender offer to acquire 5% of Walla shares. If the tender offer is accepted, Bezeq International will hold 49.99% of the shares of Walla. In accordance with the terms of the tender offer, Bezeq International proposes purchasing Walla shares from the public at a price of NIS 6 per share, which is the price at which Bezeq International purchased Walla shares from Haaretz Newspaper Publishing Ltd. as set out in Note 5(B)(1) above. The total consideration for the shares in the tender offer amounts to NIS 13.6 million. Subject to completion of the special tender offer, Bezeq International intends to submit to the Antitrust Commissioner notice of a merger by way of transfer of the additional Walla shares to Bezeq International, such that subsequent to the transfer, Bezeq International will hold 71.8% of Walla shares.

In addition, shortly after transfer of Walla shares from the trustee to Bezeq International, the Company intends to purchase all the shares of Walla held by Bezeq International at the same price that Bezeq International acquired the shares from Haaretz.